Mobilicom Ltd.

April 27, 2022

Via Electronic Mail

Office of Manufacturing

U.S. Securities Exchange Commission

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman, Kevin Woody, Geoff Kruczek and Jay Ingram

Re:	Mobilicom Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 24, 2022 CIK No. 0001898643

Gentlemen:

This letter is in response to the letter dated April 5, 2022 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Mobilicom, Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Draft Registration Statement on Form F-1 filed January 14, 2022

If we are classified, page 29

1)

Please update this risk factor in light of your revisions on page 84, explaining the reasons underlying the possibility you will qualify as a PFIC.

RESPONSE:  The Company revised the Risk Factors section on page 29 of the Registration Statement it is filing today (the “Registration Statement”) to respond to the Staff’s comment.

Impact of the Continuing COVID-19 Pandemic, page 42

2)

We note your response to prior comment 3. Please disclose more specifically whether and how your business has been materially impacted by supply chain disruptions. For example, discuss whether you have: (1) suspended the production, purchase, sale or maintenance of certain item or delayed projects; (2) experienced labor shortages that have impacted your business; (3) experienced higher costs due to constrained capacity at various points in the supply chain; or (4) experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply.

RESPONSE: The Company revised the disclosure on page 41 of the Registration Statement to respond to the Staff’s comment.

Manufacturing and Assembly, page 54

3.)	Please revise to discuss the “recently established” manufacturing capability added to your disclosure in response to prior comment 3.

RESPONSE: The Company revised the disclosure on page 53 of the Registration Statement to respond to the Staff’s comment.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Avital Perlman, Esq., of Sichenzia Ross Ference LLP at (212) 930-9700.

Mobilicom Ltd.

/s/ Oren Elkayam
Name:	Oren Elkayam
Title:	Chief Executive Officer